[Concho Letterhead]

June 4, 2018

VIA EDGAR

John Reynolds

Assistant Director, Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Concho Resources Inc. Registration Statement on Form S-4 (File No. 333-224354)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Concho Resources Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on June 6, 2018, or as soon as practicable thereafter.

Please contact Krishna Veeraraghavan of Sullivan & Cromwell LLP via telephone at (212) 558-7931 or via e-mail at veeraraghavank@sullcrom.com with any questions you may have. In addition, please notify Mr. Veeraraghavan when this request for acceleration has been granted.

Sincerely,

/s/ Travis L. Counts
Name:	Travis L. Counts
Title:	Senior Vice President, General
Counsel and Corporate Secretary

cc:	Loan Lauren P. Nguyen

Irene Barberena-Meissner

Joseph Klinko

Lily Dang

(Securities and Exchange Commission)

Krishna Veeraraghavan

Joseph B. Frumkin

(Sullivan & Cromwell LLP)

Douglas E. McWilliams

Stephen M. Gill

Lande A. Spottswood

(Vinson & Elkins LLP)